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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KKR Capital Markets LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and street)

New York (City) **NY** (State) **10019** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Knox **(212) 659-2022**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza (Address) **New York** (City) **NY** (State) **10112** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EIG.

KKR CAPITAL MARKETS LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):**

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, John Knox, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to KKR Capital Markets LLC for the year ended December 31, 2019 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John Knox — February 27, 2020

Signature — Date

Financial and Operations Principal

Title

Subscribed and sworn to before me,

On this 27th day of February, 2020

Josephine Konert

JOSEPHINE KONERT
Notary Public, State of New York
No. 01KO5033200
Qualified in Richmond County
Commission Expires Sept. 12, 2022

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of KKR Capital Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KKR Capital Markets LLC (the "Company") as of December 31, 2019, and the related statements of income, changes in financial condition, and changes in member's capital and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2020

We have served as the Company's auditor since 2007.

KKR CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS	
Cash and cash equivalents	$ 199,037,826
Investments, at fair value	34,000,000
Syndication fees receivable	6,067,695
Prepaid expenses and other assets	1,962,884
Due from clearing broker	521,631
Due from affiliate	404,083
Fixed assets, at cost (net of accumulated depreciation and amortization of $2,672,895)	2,163,862
TOTAL ASSETS	$ 244,157,981
LIABILITIES AND MEMBER'S CAPITAL	
Income tax payable	$ 960,000
Accounts payable and accrued expenses	1,096,851
Due to affiliates	6,718,972
Total liabilities	8,775,823
Commitments and contingencies (see Note 3)	
Member's capital	235,382,158
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 244,157,981

The accompanying notes are an integral part of these financial statements.

KKR CAPITAL MARKETS LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES	
Investment banking revenue	$ 203,344,944
Investment income	4,143,831
Total revenues	207,488,775
EXPENSES	
Employee compensation and benefits	47,108,226
Professional fees	3,010,775
Research	1,967,902
Travel and entertainment	1,664,379
Insurance	1,482,063
Technology and communication	1,346,292
Occupancy expense	1,123,654
Regulatory expense	988,930
Depreciation and amortization	699,182
Other	636,044
Total expenses	60,027,447
INCOME BEFORE INCOME TAX	147,461,328
Provision for income tax	1,930,500
NET INCOME	$ 145,530,828

The accompanying notes are an integral part of these financial statements.

KKR CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN FINANCIAL CONDITION FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 145,530,828
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	699,182
Noncash compensation contributions	15,160,995
Change in operating assets and liabilities:	
Syndication fees receivable	(2,703,406)
Prepaid expenses and other assets	(57,057)
Due from clearing broker	(8,708)
Due from affiliate	(317,180)
Income tax payable	(1,260,000)
Accounts payable and accrued expenses	(2,244,678)
Due to affiliates	(4,710,982)
Net cash provided by operating activities	150,088,994
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(727,950)
Investments purchased	(34,000,000)
Investments matured	51,000,000
Net cash provided by investing activities	16,272,050
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	110,000,000)
Net cash used in financing activities	(110,000,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	56,361,044
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	142,676,782
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 199,037,826
Supplementary Information:	
Cash paid for income tax	$ 3,194,825
Noncash compensation contributions	$ 15,160,995

The accompanying notes are an integral part of these financial statements.

KKR CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2019

MEMBER'S CAPITAL, JANUARY 1, 2019	$ 184,690,335
Net income	145,530,828
Noncash compensation contributions	15,160,995
Distributions	(110,000,000)
MEMBER'S CAPITAL, DECEMBER 31, 2019	$ 235,382,158

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

KKR Capital Markets LLC (the "Company"), a wholly owned subsidiary of KKR Capital Markets Holdings L.P. (the "Parent" or "KCMH"), is a limited liability company that was formed under the laws of Delaware. The Company is an indirect subsidiary of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary operations are to provide capital markets, advisory and underwriting services to companies in which KKR's affiliated private equity funds take a controlling or other equity interest, where they are seeking to raise capital through the public or private capital markets. The Company may also provide similar services to third party entities.

2. Summary of Significant Accounting Policies

Basis of presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ materially from these estimates.

Investment banking revenue

Investment banking revenue represents income earned in connection with services related to private placement, arranging, underwriting and advisory activities. Such fees are recognized once the performance obligation has been satisfied in the period when the transaction closes. To the extent that fees are payable to affiliates of the Company, revenues are shown net of such amounts. To the extent that fee income received is paid out by the Company to third parties in a subcontracting relationship where the Company is operating in a principal capacity, revenues are shown gross of such amounts.

Syndication fees receivable, presented in the accompanying Statement of Financial Condition, are recorded net of related estimated syndicate deal expenses.

During the year ended December 31, 2019, approximately 33% of the Company's investment banking revenue was from three clients.

Investment income

Investment income represents interest income earned from cash balances, time deposits, money market funds, underwriting stabilization gains or losses, and foreign currency gains or losses, if applicable.

Cash and cash equivalents

The Company considers its investments in money market funds or time deposits to be cash equivalents if the original maturities are 90 days or less. Cash and cash equivalents are held by three financial institutions and are subject to the credit risk of each respective financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value ("NAV") of the respective open-end registered money market funds. Such cash equivalents, totaling $159,153,075, are classified as Level 1 in the fair value hierarchy because they trade in an active market at reported NAV.

Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

Investments, at fair value
The Company's investments consist of two time deposits with original maturities ranging from 366 days to 367 days, and are classified as a Level 2 asset in the fair value hierarchy. These time deposits are held with two financial institutions and are subject to the credit risk of those financial institutions. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

Financial instruments not measured at fair value
Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Syndication fees receivable, Prepaid expenses and other assets, Due from clearing broker, Due from affiliate, Income tax payable, Accounts payable and accrued expenses, and Due to affiliates.

Due from clearing broker
Due from clearing broker consists of a cash deposit held with a single clearing broker, and therefore is subject to the credit risk of that financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

Fixed assets
Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization expense is calculated using the straight-line method over the assets' estimated useful lives, which are five to seven years. Depreciation and amortization expense for the year ended December 31, 2019 was $699,182. The Company periodically evaluates the carrying value of fixed assets when events and circumstances suggest that such assets may be impaired.

The balances of Fixed assets, by major class of depreciable and amortizable assets, at December 31, 2019 are as follows:

Furniture and equipment	$ 336,020
Software	2,682,550
Tenant improvements	1,818,187
Fixed assets	4,836,757
Less: Accumulated depreciation and amortization	(2,672,895)
Fixed assets, net	$ 2,163,862

Income tax
The Company is a limited liability company organized under the laws of Delaware. Because the Parent is the Company's sole member, the Company is treated as a disregarded entity for federal, state and local income tax purposes. The Parent is treated as a partnership for federal, state and local income tax purposes and is therefore subject to New York City ("NYC") unincorporated business tax ("UBT") at a statutory rate of 4%. As the sole member of the Company, the Parent is entitled to reimbursement from the Company for any UBT liability arising from its allocable share of NYC source income. Based on the Company's current year taxable income, the Company has recorded a UBT tax expense and liability payable to the Parent of $640,000 as of December 31, 2019. In addition, the Company recorded $1,290,500 for other state business tax expense, of which $320,000 was payable as of December 31, 2019. All such UBT and state tax expense amounts and payable amounts are included in Provision for income tax within the accompanying Statement of Income and Income tax payable within the accompanying Statement of Financial Condition. During 2019, the Company paid $1,720,000 for its 2018 UBT liability and an additional $1,474,825 for certain state business taxes. The following reconciles the UBT statutory income tax rate to the Company's effective tax rate:

Statutory UBT rate	4.00%
Other state business tax	0.88%
Nondeductible compensation expense	0.41%
Non-NYC based income and other	(3.98%)
Effective tax rate	1.31%

The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2019, these differences were immaterial.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

In the normal course of business, the Parent is subject to examination by federal, state and local income tax regulators. As of December 31, 2019 the Parent's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination for the tax years 2016 through 2018.

Related party
Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements for potential underwritings may be dependent on its access to funding from the Parent.

Pursuant to a services agreement (the "Services Agreement"), the Parent and other KKR affiliates will provide to the Company its employees, office facilities and office equipment as reasonably necessary for the Company to operate its business. In exchange for these services, the Company will reimburse the Parent, KKR or affiliates for all net allocable costs. The allocable costs include compensation and benefits, professional fees, insurance, communications, information technology,

office rent, travel, meals, taxes and other costs incurred in connection with the operation of the Company. To the extent the Company makes payments on behalf of the Parent, such reimbursements under the Services Agreement are offset. See Note 4, "Related party and affiliate transactions" for further discussion on related party transactions.

Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASC 842") which has subsequently been amended. This guidance, among other items: (i) requires recognition of lease assets and lease liabilities for those leases classified as operating leases under previous GAAP, ASC 840; (ii) retains a distinction between finance leases and operating leases; and (iii) includes the classification criteria for distinguishing between finance leases and operating leases that are substantially similar to the classification criteria for distinguishing between capital leases and operating leases under ASC 840. KKR and the Company adopted this guidance on the effective date, January 1, 2019. The only material lease arrangement KKR is engaged in are leases of office space where KKR is the lessee under the terms of operating leases. KKR allocates a portion of lease expense to the Company. The adoption of ASC 842 resulted in no cumulative-effect adjustment to the retained earnings of the Company as of January 1, 2019.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"), which has subsequently been amended. The objective of the guidance in ASU 2016-13 is to allow entities to recognize estimated credit losses in the period that the change in valuation occurs. The guidance is effective for fiscal periods beginning after December 15, 2019. The guidance should be applied using a modified retrospective approach. The Company is currently evaluating the impact of this guidance on the financial statements.

3. Commitments and Contingencies

Leases
The Company pays KKR for the Company's pro rata share of square feet utilized under KKR's omnibus lease for office space. Total rental payments during 2019 to KKR were $879,718 and are included in Occupancy expense in the accompanying Statement of Income.

KKR has guaranteed the obligation of the Company in connection with the Company's allocable portion of the lease agreement. The lease has provisions for escalation based upon the assessed valuation of the property and future collective bargaining agreements entered into by the lessor and certain of its employees.

Indemnifications
The Company's agreement with its clearing broker dealer requires the Company to indemnify the clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. As of and during the year ended December 31, 2019, the clearing broker had not provided services to the Company in this capacity. As of December 31, 2019, the Company has not recorded any contingent liability in the financial statements for this indemnification.

Litigation
From time to time, the Company is involved in legal proceedings, lawsuits and claims incidental to the conduct of the Company's business. The Company's business is also subject to extensive regulation, which may result in regulatory proceedings against it. As of December 31, 2019, the Company believes that these matters will not have a material impact upon the financial statements.

4. Related party and affiliate transactions

Services Agreement
For the year ended December 31, 2019, pursuant to the Services Agreement the Company allocated out of pocket expenses of approximately $1,238,045 to the Parent or KKR affiliates. For the year ended December 31, 2019, the Parent and KKR affiliates allocated out of pocket expenses totaling approximately $47,487,767 (excludes noncash compensation expense) to the Company. During the year, the Company made payments to the Parent or KKR affiliates totaling approximately $43,264,236 for amounts due under the Services Agreement. The net amount due from KKR affiliates to the Company is $404,083 as of December 31, 2019 and is included in Due from affiliates in the accompanying Statement of Financial Condition. The net amount due from the Company to the parent or other KKR affiliates pursuant to the Services Agreement is $3,491,917 and included within Due to affiliates in the accompanying Statement of Financial Condition.

Fee sharing
During 2019, the Company and lending affiliates (the "SPVs") collectively entered into financing commitments for certain loans resulting in the Company and the SPVs earning various fees to the extent the financing obligations were syndicated to third parties or were otherwise replaced with securities offerings affected by the Company. The Company directed a portion of such fees to the SPVs totaling approximately $54,599,452 for the year ended December 31, 2019. The net amount payable to the SPVs is $3,227,055 as of December 31, 2019 and is included in Due to affiliates in the accompanying Statement of Financial Condition.

In addition, during 2019 the Company directed $178,400 of capital markets fees to an affiliated broker dealer.

For the year ended December 31, 2019, the Company earned approximately $168,846,258 of investment banking revenues from issuers that were related party or affiliates of the Parent and KKR.

Employee benefits
The Parent is a participant in KKR's self-insured medical insurance plan; accordingly, all eligible employees of the Parent, who provide services to the Company, are covered under the plan. Total expense pertaining to this plan for the year ended December 31, 2019 was approximately $582,230 and is included in Employee compensation and benefits expense in the accompanying Statement of Income.

Noncash compensation
Additionally, KKR and its affiliates allocate certain noncash compensation to the Company which is recorded by the Company as noncash capital contributions. For the year ended December 31, 2019, such noncash compensation expense allocated by KKR and its affiliates to the Company

totaled $15,160,995 which is included in Employee compensation and benefits within the accompanying Statement of Income. See Note 5, "Profit Sharing Plans" and Note 6, "Equity-Based Compensation" for further discussion on noncash compensation.

5. Profit Sharing Plans

The Parent is a participant in KKR's defined contribution plan; accordingly, all eligible employees of the Parent, who provide services to the Company, are covered under the plan. The Company contributes up to a maximum of 10% of each employee's eligible compensation up to a maximum of $17,500 per employee per annum. Total expense for the defined contribution plan for the year ended December 31, 2019 was approximately $290,773 and is included in Employee compensation and benefits expense in the accompanying Statement of Income.

With respect to an affiliate's interest in KKR's funds and co-investment vehicles that provide for carried interest, such affiliate may allocate to certain eligible employees of the Parent, who provide services to the Company, 40% or 43% of the carried interest earned in relation to these funds as part of its carry pool. The Company records compensation costs related to carry pool allocations incurred by such affiliate on behalf of the Company. Amounts allocable to the Company under such arrangements for the year ended December 31, 2019 were $6,296,403, and are included within Employee compensation and benefits expense in the accompanying Statement of Income. The Company does not reimburse KKR for such carry pool allocations; accordingly all such amounts are deemed to be noncash capital contributions.

6. Equity-Based Compensation

Certain employees of the Parent, who are providing services to the Company, are participants in equity-based compensation plans sponsored by KKR affiliates. Equity awards are granted to individuals by such affiliate, and the Company records allocated compensation costs incurred by such affiliate on behalf of employees providing services to the Company. For each plan described below, the allocated value of the equity-based compensation from KKR or affiliates to the Company is not reimbursable; accordingly, all such amounts are deemed to be noncash capital contributions. The following is a description of the plans in which the Parent's employees providing services to the Company participate.

KKR Holdings Units

Eligible employees of the Parent, who are providing services to the Company, have been granted units in KKR Holdings L.P. (the "Holdings Units"), a KKR affiliate, which are generally subject to minimum retained ownership requirements and in certain cases, transfer restrictions, and allow for the ability to exchange the Holdings Units into Class A common stock of its publicly traded affiliate, KKR & Co. Inc. (the "Class A common stock"), on a one-for-one basis. Except for any Holdings Units that were deemed fully vested on the date of grant, Holdings Units are subject to service based vesting generally over a three to five year period from the date of grant. Transfer restriction periods, if applicable, generally last for a minimum of (i) one year with respect to one-half of the interests vesting on any vesting date and (ii) two years with respect to the other one-half of the interests vesting on such vesting date. While providing services to the Company or one of its affiliates, these individuals may also be subject to minimum retained ownership rules requiring them to continuously hold 25% of their vested interests. Upon separation from the Company and KKR affiliates, certain Holdings Unit holders will be subject to the terms of a non-compete agreement

that may require the forfeiture of certain vested and unvested Holdings Units should the terms of the non-compete be violated. Holders of Holdings Units are entitled to participate in distributions received by KKR Holdings only to the extent that such Holdings Units are vested.

Compensation expense on Holdings Units is calculated based on the fair value of a Holdings Unit determined using the closing price of the Class A common stock on the grant date discounted for the lack of participation rights in the expected distributions on unvested units. The following table presents information regarding the discount for the lack of participation rights in the expected dividends for shares granted subsequent to December 31, 2015.

Date of Grant	Discount per share (1)
January 1, 2016 to December 31, 2016	$ 0.64
January 1, 2017 to December 31, 2017	$ 0.68
January 1, 2018 to June 30, 2018	$ 0.68
July 1, 2018 to December 31, 2019	$ 0.50

(1) Represents the annual discount for the lack of participation rights on expected dividends. The total discount on any given tranche of unvested shares is calculated as the discount per share multiplied by the number of years in the applicable vesting period.

Expense is recognized on a straight line basis over the life of the award and assumes a forfeiture rate of up to 7% annually based upon expected turnover by employee class.

On February 25, 2016 certain senior employees of the Parent were granted units in KKR Holdings subject to market conditions and service based vesting. On November 2, 2016 these awards were modified to eliminate the market condition vesting requirement, and instead the awards have service based vesting in equal installments over a five year period. The modification resulted in incremental compensation expense which is being recognized over the vesting period of the award as defined above.

Total allocated compensation expense from KKR to the Company for the year ended December 31, 2019 related to these Holdings Units was $1,499,183. As of December 31, 2019, there was approximately $1,806,355 of estimated unrecognized compensation expense related to unvested awards granted to employees of the Parent who provide services to the Company. That cost is expected to be recognized over the vesting period as follows:

Year	Unrecognized Expense (in millions)
2020	1.36
2021	0.45
2022	0.00
2023	0.00
Total	$1.81

Restricted Stock Units

On March 29, 2019, the 2019 Equity Incentive Plan became effective. Following the effectiveness of the 2019 Equity Incentive Plan, KKR will not make any further grants under the 2010 Equity Incentive Plan, and the 2019 Equity Incentive Plan became KKR's only plan for providing new equity-based awards. Outstanding awards under the 2010 Equity Incentive Plan will remain outstanding, unchanged and subject to the terms of the 2010 Equity Incentive Plan and their respective equity award agreements, until the vesting, expiration or lapse of such awards in accordance with their terms. There are no significant differences in the expense recognition between the 2010 Equity Incentive Plan and the 2019 Equity Incentive Plan.

Under the Equity Incentive Plans, KKR granted awards to employees of the Parent, who provide services to the Company, that relate to Class A common stock, which generally vest over a three to five year period from the date of grant. In certain cases, these awards are subject to transfer restrictions and/or minimum retained ownership requirements. Compensation expense on these awards is calculated based on the fair value of Class A common stock on the grant date discounted for the lack of participation rights in the expected dividends on unvested units. The following table presents information regarding the discount for the lack of participation rights in the expected dividends for shares granted subsequent to December 31, 2015.

Date of Grant	Discount per share [1]
January 1, 2016 to December 31, 2016	$ 0.64
January 1, 2017 to December 31, 2017	$ 0.68
January 1, 2018 to June 30, 2018	$ 0.68
July 1, 2018 to December 31, 2019	$ 0.50

(1) Represents the annual discount for the lack of participation rights on expected dividends. The total discount on any given tranche of unvested shares is calculated as the discount per share multiplied by the number of years in the applicable vesting period.

Expense is recognized on a straight line basis and assumes a forfeiture rate of up to 7% annually based upon expected turnover by employee class.

Allocated compensation expense for the year ended December 31, 2019 related to this Class A common stock was $7,365,409. As of December 31, 2019, there was approximately $8,264,368 of estimated unrecognized compensation expense related to unvested awards granted to employees of the Parent who provide services to the Company. That cost is expected to be recognized over the vesting period as follows:

Year	Unrecognized Expense (in millions)
2020	5.25
2021	2.48
2022	0.50
2023	0.03
Total	$8.26

7. Segment Reporting

KKR operates through one operating and reportable segment. This single reportable segment reflects how the chief operating decision makers allocate resources and assess performance, which includes operating collaboratively across products and markets, with predominantly a single expense pool.

8. Regulatory Requirements

The Company is subject to the Alternative Standard which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items as defined. At December 31, 2019 the Company had net capital of $219,470,319 which exceeded the required net capital of $250,000 by $219,220,319.

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii).

9. Subsequent Events

The Company evaluated subsequent events through the date these financial statements were issued. The Parent authorized the Company to make a $50,000,000 distribution to the Parent. The distribution was paid by the Company on February 21, 2020. There were no additional subsequent events identified by the Company that should be disclosed in the notes to the financial statements.

* * * * *

KKR CAPITAL MARKETS LLC | **SUPPLEMENTAL SCHEDULE (g)**

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019

	Net Capital Computation
Member's capital	$ 235,382,158
Deductions and charges	
Nonallowable assets:	
Syndication fees receivable	6,067,695
Fixed assets, net	2,163,862
Prepaid expenses and other assets	1,893,233
Due from affiliate	404,083
Total nonallowable assets	$ 10,528,873
Net capital before haircuts	224,853,285
Haircuts on money market funds and other	5,382,966
Net capital	$ 219,470,319
Minimum capital requirement (the greater of $250,000 or 2% of customer debits)	250,000
Excess net capital	$ 219,220,319
Customer debits	$ -

There are no material differences between the Computation of Net Capital presented above and the Computation of Net Capital reported in the Company's unaudited FOCUS report as of December 31, 2019.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019

The Company is designated by its FINRA membership agreement to operate under the exemptive provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of SEC Rule 15c3-3.

KKR Capital Markets LLC
(A wholly owned subsidiary of KKR Capital Markets Holdings L.P.)
(SEC I.D. No. 8-67578)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2019 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of KKR Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KKR Capital Markets LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2020

We have served as the Company's auditor since 2007.

KKR CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS	
Cash and cash equivalents	$ 199,037,826
Investments, at fair value	34,000,000
Syndication fees receivable	6,067,695
Prepaid expenses and other assets	1,962,884
Due from clearing broker	521,631
Due from affiliate	404,083
Fixed assets, at cost (net of accumulated depreciation and amortization of $2,672,895)	2,163,862
TOTAL ASSETS	$ 244,157,981
LIABILITIES AND MEMBER'S CAPITAL	
Income tax payable	$ 960,000
Accounts payable and accrued expenses	1,096,851
Due to affiliates	6,718,972
Total liabilities	8,775,823
Commitments and contingencies (see Note 3)	
Member's capital	235,382,158
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 244,157,981

The accompanying notes are an integral part of the financial statement.

1. Organization and Business

KKR Capital Markets LLC (the "Company"), a wholly owned subsidiary of KKR Capital Markets Holdings L.P. (the "Parent" or "KCMH"), is a limited liability company that was formed under the laws of Delaware. The Company is an indirect subsidiary of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary operations are to provide capital markets, advisory and underwriting services to companies in which KKR's affiliated private equity funds take a controlling or other equity interest, where they are seeking to raise capital through the public or private capital markets. The Company may also provide similar services to third party entities.

2. Summary of Significant Accounting Policies

Basis of presentation

The financial statement was prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement Actual results could differ materially from these estimates.

Investment banking revenue

Investment banking revenue represents income earned in connection with services related to private placement, arranging, underwriting and advisory activities. Such fees are recognized once the performance obligation has been satisfied in the period when the transaction closes.

Syndication fees receivable, presented in the accompanying Statement of Financial Condition, are recorded net of related estimated syndicate deal expenses.

Cash and cash equivalents

The Company considers its investments in money market funds or time deposits to be cash equivalents if the original maturities are 90 days or less. Cash and cash equivalents are held by three financial institutions and are subject to the credit risk of each respective financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value ("NAV") of the respective open-end registered money market funds. Such cash equivalents, totaling $159,153,075, are classified as Level 1 in the fair value hierarchy because they trade in an active market at reported NAV.

Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

Investments, at fair value

The Company's investments consist of two time deposits with original maturities ranging from 366 days to 367 days, and are classified as a Level 2 asset in the fair value hierarchy. These time deposits

are held with two financial institutions and are subject to the credit risk of those financial institutions. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

Financial instruments not measured at fair value
Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Syndication fees receivable, Prepaid expenses and other assets, Due from clearing broker, Due from affiliate, Income tax payable, Accounts payable and accrued expenses, and Due to affiliates.

Due from clearing broker
Due from clearing broker consists of a cash deposit held with a single clearing broker, and therefore is subject to the credit risk of that financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

Fixed assets
Fixed assets are recorded at cost less accumulated depreciation and amortization. The Company periodically evaluates the carrying value of fixed assets when events and circumstances suggest that such assets may be impaired.

The balances of Fixed assets, by major class of depreciable and amortizable assets, at December 31, 2019 are as follows:

Furniture and equipment	$ 336,020
Software	2,682,550
Tenant improvements	1,818,187
Fixed assets	4,836,757
Less: Accumulated depreciation and amortization	(2,672,895)
Fixed assets, net	$ 2,163,862

Income tax
The Company is a limited liability company organized under the laws of Delaware. Because the Parent is the Company's sole member, the Company is treated as a disregarded entity for federal, state and local income tax purposes. The Parent is treated as a partnership for federal, state and local income tax purposes and is therefore subject to New York City ("NYC") unincorporated business tax ("UBT") at a statutory rate of 4%. As the sole member of the Company, the Parent is entitled to reimbursement from the Company for any UBT liability arising from its allocable share of NYC source income. Based on the Company's current year taxable income, the Company has recorded a UBT tax expense and liability payable to the Parent of $640,000 as of December 31, 2019. In addition, the Company recorded $320,000 of state tax liability as of December 31, 2019. All such UBT and state tax payable amounts are included within the accompanying Statement of Financial Condition.

The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2019, these differences were immaterial.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

In the normal course of business, the Parent is subject to examination by federal, state and local income tax regulators. As of December 31, 2019 the Parent's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination for the tax years 2016 through 2018.

Related party
Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements for potential underwritings may be dependent on its access to funding from the Parent.

Pursuant to a services agreement (the "Services Agreement"), the Parent and other KKR affiliates will provide to the Company its employees, office facilities and office equipment as reasonably necessary for the Company to operate its business. See Note 4, "Related party and affiliate transactions" for further discussion on related party transactions.

3. Commitments and Contingencies

Leases
The Company pays KKR for the Company's pro rata share of square feet utilized under KKR's omnibus lease for office space.

KKR has guaranteed the obligation of the Company in connection with the Company's allocable portion of the lease agreement. The lease has provisions for escalation based upon the assessed valuation of the property and future collective bargaining agreements entered into by the lessor and certain of its employees.

Indemnifications
The Company's agreement with its clearing broker dealer requires the Company to indemnify the clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. As of and during the year ended December 31, 2019, the clearing broker had not provided services to the Company in this capacity. As of December 31, 2019, the Company has not recorded any contingent liability in the financial statement for this indemnification.

Litigation
From time to time, the Company is involved in legal proceedings, lawsuits and claims incidental to the conduct of the Company's business. The Company's business is also subject to extensive regulation, which may result in regulatory proceedings against it. As of December 31, 2019, the Company believes that these matters will not have a material impact upon the financial statement.

4. Related party and affiliate transactions

Services Agreement
As of December 31, 2019, the net amount due from KKR affiliates to the Company is $404,083 as of December 31, 2019 and is included in Due from affiliates in the accompanying Statement of Financial Condition. The net amount due from the Company to the parent or other KKR affiliates pursuant to the Services Agreement is $3,491,917 and included within Due to affiliates in the accompanying Statement of Financial Condition.

Fee sharing
During 2019, the Company and lending affiliates (the "SPVs") collectively entered into financing commitments for certain loans resulting in the Company and the SPVs earning various fees to the extent the financing obligations were syndicated to third parties or were otherwise replaced with securities offerings affected by the Company. The net amount payable to the SPVs is $3,227,055 as of December 31, 2019 and is included in Due to affiliates in the accompanying Statement of Financial Condition.

Employee benefits
The Parent is a participant in KKR's self-insured medical insurance plan; accordingly, all eligible employees of the Parent, who provide services to the Company, are covered under the plan

Noncash compensation
Additionally, KKR and its affiliates allocate certain noncash compensation to the Company which is recorded by the Company as noncash capital contributions See Note 5, "Profit Sharing Plans" and Note 6, "Equity-Based Compensation" for further discussion on noncash compensation.

5. Profit Sharing Plans

With respect to an affiliate's interest in KKR's funds and co-investment vehicles that provide for carried interest, such affiliate may allocate to certain eligible employees of the Parent, who provide services to the Company, 40% or 43% of the carried interest earned in relation to these funds as part of its carry pool. The Company does not reimburse KKR for such carry pool allocations; accordingly all such amounts are deemed to be noncash capital contributions.

6. Equity-Based Compensation

Certain employees of the Parent, who are providing services to the Company, are participants in equity-based compensation plans sponsored by KKR affiliates. Equity awards are granted to individuals by such affiliate, and the Company records allocated compensation costs incurred by such affiliate on behalf of employees providing services to the Company. For each plan described below, the allocated value of the equity-based compensation from KKR or affiliates to the Company is not reimbursable; accordingly, all such amounts are deemed to be noncash capital contributions. The following is a description of the plans in which the Parent's employees providing services to the Company participate.

KKR Holdings Units

Eligible employees of the Parent, who are providing services to the Company, have been granted units in KKR Holdings L.P. (the "Holdings Units"), a KKR affiliate, which are generally subject to minimum retained ownership requirements and in certain cases, transfer restrictions, and allow for the ability to exchange the Holdings Units into Class A common stock of its publicly traded affiliate, KKR & Co. Inc. (the "Class A common stock"), on a one-for-one basis. Except for any Holdings Units that were deemed fully vested on the date of grant, Holdings Units are subject to service based vesting generally over a three to five year period from the date of grant. Transfer restriction periods, if applicable, generally last for a minimum of (i) one year with respect to one-half of the interests vesting on any vesting date and (ii) two years with respect to the other one-half of the interests vesting on such vesting date. While providing services to the Company or one of its affiliates, these individuals may also be subject to minimum retained ownership rules requiring them to continuously hold 25% of their vested interests. Upon separation from the Company and KKR affiliates, certain Holdings Unit holders will be subject to the terms of a non-compete agreement that may require the forfeiture of certain vested and unvested Holdings Units should the terms of the non-compete be violated. Holders of Holdings Units are entitled to participate in distributions received by KKR Holdings only to the extent that such Holdings Units are vested.

Compensation expense on Holdings Units is calculated based on the fair value of a Holdings Unit determined using the closing price of the Class A common stock on the grant date discounted for the lack of participation rights in the expected distributions on unvested units. The following table presents information regarding the discount for the lack of participation rights in the expected dividends for shares granted subsequent to December 31, 2015.

Date of Grant	Discount per share (1)
January 1, 2016 to December 31, 2016	$ 0.64
January 1, 2017 to December 31, 2017	$ 0.68
January 1, 2018 to June 30, 2018	$ 0.68
July 1, 2018 to December 31, 2019	$ 0.50

(1) Represents the annual discount for the lack of participation rights on expected dividends. The total discount on any given tranche of unvested shares is calculated as the discount per share multiplied by the number of years in the applicable vesting period.

Restricted Stock Units

On March 29, 2019, the 2019 Equity Incentive Plan became effective. Following the effectiveness of the 2019 Equity Incentive Plan, KKR will not make any further grants under the 2010 Equity Incentive Plan, and the 2019 Equity Incentive Plan became KKR's only plan for providing new equity-based awards. Outstanding awards under the 2010 Equity Incentive Plan will remain outstanding, unchanged and subject to the terms of the 2010 Equity Incentive Plan and their respective equity award agreements, until the vesting, expiration or lapse of such awards in accordance with their terms. There are no significant differences in the expense recognition between the 2010 Equity Incentive Plan and the 2019 Equity Incentive Plan.

Under the Equity Incentive Plans, KKR granted awards to employees of the Parent, who provide services to the Company, that relate to Class A common stock, which generally vest over a three to five year period from the date of grant. In certain cases, these awards are subject to transfer restrictions and/or minimum retained ownership requirements. Compensation expense on these

awards is calculated based on the fair value of Class A common stock on the grant date discounted for the lack of participation rights in the expected dividends on unvested units. The following table presents information regarding the discount for the lack of participation rights in the expected dividends for shares granted subsequent to December 31, 2015.

Date of Grant	Discount per share (1)
January 1, 2016 to December 31, 2016	$ 0.64
January 1, 2017 to December 31, 2017	$ 0.68
January 1, 2018 to June 30, 2018	$ 0.68
July 1, 2018 to December 31, 2019	$ 0.50

(1) Represents the annual discount for the lack of participation rights on expected dividends. The total discount on any given tranche of unvested shares is calculated as the discount per share multiplied by the number of years in the applicable vesting period.

7. Segment Reporting

KKR operates through one operating and reportable segment. This single reportable segment reflects how the chief operating decision makers allocate resources and assess performance, which includes operating collaboratively across products and markets, with predominantly a single expense pool.

8. Regulatory Requirements

The Company is subject to the Alternative Standard which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items as defined. At December 31, 2019 the Company had net capital of $219,470,319 which exceeded the required net capital of $250,000 by $219,220,319.

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii).

9. Subsequent Events

The Company evaluated subsequent events through the date the financial statement was issued. The Parent authorized the Company to make a $50,000,000 distribution to the Parent. The distribution was paid by the Company on February 21, 2020. There were no additional subsequent events identified by the Company that should be disclosed in the notes to the financial statement.

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Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of KKR Capital Markets LLC

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which (1) KKR Capital Markets LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) and (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 27, 2020

KKR Kohlberg Kravis Roberts

Exemption Report

KKR Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i) and 17 C.F.R. 240.15c3-3 (k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) and 17 C.F.R. 240.15c3-3 (k)(2)(ii) throughout the period from January 1, 2019 through December 31, 2019 without exception.

KKR Capital Markets LLC

I, John Knox, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Financial and Operations Principal

February 27, 2020

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of KKR Capital Markets LLC

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which (1) KKR Capital Markets LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) and (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 27, 2020

Exemption Report

KKR Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i) and 17 C.F.R. 240.15c3-3 (k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) and 17 C.F.R. 240.15c3-3 (k)(2)(ii) throughout the period from January 1, 2019 through December 31, 2019 without exception.

KKR Capital Markets LLC

I, John Knox, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: John Knox

Title: Financial and Operations Principal

February 27, 2020